EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$7,641

Fixed charges:
Interest expense	2,313
One-third of rents, net of income from subleases (a)	141

Total fixed charges	2,454

Less: Equity in undistributed income of affiliates	(1)

Income before income tax expense and fixed charges, excluding capitalized interest	$10,094

Fixed charges, as above	$2,454

Ratio of earnings to fixed charges	4.11

Including interest on deposits
Fixed charges, as above	$2,454
Add: Interest on deposits	722

Total fixed charges and interest on deposits	$3,176

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$10,094

Add: Interest on deposits	722

Total income before income tax expense, fixed charges and interest on deposits	$10,816

Ratio of earnings to fixed charges	3.41

(a)	The proportion deemed representative of the interest factor.